Exhibit 22.1

From time to time, each of the subsidiaries of TPG Inc. (the “Company”) listed below may (i) issue debt securities guaranteed by the Company and/or guaranteed by one or more of the Company’s other subsidiaries listed below or (ii) guarantee debt securities issued by the Company.

Subsidiary	Jurisdiction of Organization
TPG Operating Group I, L.P.	Delaware
TPG Operating Group II, L.P.	Delaware
TPG Operating Group III, L.P.	Delaware
TPG Holdings II Sub, L.P.	Delaware